March 19, 2020

David Gitlin
Chief Executive Officer
Carrier Global Corp
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

       Re: Carrier Global Corp
           Registration Statement on Form S-1
           Filed March 13, 2020
           File No. 333-237157

Dear Mr. Gitlin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Edward J. Lee, Esq.